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A fund built for
long-term investors

Endowment-style investing for everyone

For decades, multi-billion dollar endowments and foundations have used their exclusive access to create portfolios that generate higher returns with lower risk.

Ivy Invest does the same thing – but for you.

Our investment approach -->

Typical Investment Sophistication

| Endowments and Foundations |
| Family Offices / Ultra-High Net Worth |
| Financial Advisors |

For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →

$1,000

minimum investment

You don't have to be wealthy to invest like you are

The Fund includes private markets investments that are typically available only to the wealthiest investors. Now you can access those investments with an initial investment as low as $1,000.

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Traditional and alternative assets in every share

Every share has a cross-section of traditional and alternative investments in private equity, venture capital, private credit, real estate, infrastructure, special situations, public equities, and fixed income. We invest with top managers like Carlyle, Blue Owl, Golub, Rhumbline, and Hamilton Lane[1] to offer an institutional-class portfolio.

Download fact sheet ⬇



Portfolio as of 01/15/2025

◩ Alternative Assets   ● Traditional Assets

A pro making the decisions, so you

For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →



Wendy Li
Co-founder and CIO at Ivy Invest

Ivy Invest's Institutional Investment Strategy Fund is managed by our CIO, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios. Wendy and team routinely evaluate asset allocation, manager selection, and investment strategy as they anticipate changes in the market.

Meet Wendy -->



Invest or rollover an existing retirement account

If you have a 401(k) or IRA invested in just stocks & bonds, you could be earning more. We can help you rollover an existing account or open a new IRA.



Designed for the long-term but with flexibility

While the Fund is built for long-term investing, it offers peace-of-mind flexibility with 30-day, quarterly windows to sell your shares[2].



Benefit from direct indexing and tax-loss harvesting

Buying individual stocks of the S&P 500 enables us to harvest tax losses at the individual equity level. This tax efficiency can boost the Fund's after-tax returns.



Founder shares for early birds

Early investors have access to our Founder Class shares, which offer lower fees and expenses with a $10,000 minimum investment, or just $1,000 when you open an IRA or Roth IRA.



Collective buying power means lower fees

Pooling our investors' collective buying power allows us to purchase institutional share classes, which bear no sales loads and offer lower fees than what's typically available to individual investors.



Simple tax reporting

At tax time, you'll receive a 1099-DIV for easy and straightforward tax filing.

For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →

BOARD OF TRUSTEES

The Fund is overseen by a Board of Trustees – the majority of whom are independent from Ivy Invest[3] – and has an independent Chief Compliance Officer.

Brian O'Neil
Lead Independent Trustee

Brian O'Neil has over 40 years of experience in the investment services industry and recently retired from serving as Chief Investment Officer of the Robert Wood Johnson Foundation, where he was responsible for the foundation's $11.4 billion investment portfolio for 20 years.

From 1980 to 2002, Mr. O'Neil worked at the Equitable Life Assurance Society (now AXA Equitable). He was named Deputy Chief Investment Officer in 1990 and Chief Investment Officer in 1992, when the company demutualized and went public. Mr. O'Neil received an M.B.A. from the Columbia Graduate School of Business, and an A.B. from Princeton University.

Ross Weiner
Independent Trustee

Ross Weiner is an experienced operator and lawyer with over 25 years of experience in law and financial services. He is a Cofounder of AXOM Partners, a former Partner and the former General Counsel at Qatalyst Partners, a former senior professional at Silver Lake, and a former Director & Counsel at Credit Suisse. Mr. Weiner earned his J.D. from the University of Virginia School of Law and B.A. from the University of Virginia.

Bharath Potti
Independent Trustee

Bharath Potti is a seasoned finance and investment professional. He currently serves as Corporate Development Manager at Fender. Mr. Potti previously worked in the Tufts University Endowment Office, at Partners Capital (an international Outsourced Chief Investment Office), and in the M&A group at AT&T. Mr. Potti received his M.B.A. from The University of Texas at Austin - Red McCombs School of Business and his B.A. from Tufts University.

Wendy Li
Trustee

Wendy Li is the President and Chief Investment Officer of Ivy Invest, and serves as the portfolio manager for the Fund. Read more about Wendy here.

Peter Guarino
Chief Compliance Officer

Peter Guarino brings over 35 years of legal, global investment management regulatory, and compliance experience. He is the President of Compliance4, LLC, which provides compliance services to investment advisers, registered investment companies, and private funds. He also served as the internal and independent Fund CCO for several series trusts and standalone registered investment companies and has served in various legal positions, including General Counsel, for several large asset managers.

For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →

Fund name	Institutional Investment Strategy Fund	
Structure	Closed-end interval fund	
Fees[4]	*Founder Class*: 0.75%	*Investor Class*: 1.00%
Minimum Investment	*Founder Class*: $10,000 (non-retirement accounts) $1,000 (retirement accounts)	*Investor Class*: $1,000 (non-retirement accounts)
Redemptions	Quarterly, up to 5% of outstanding shares	
Custodian	Fifth Third Bank	
Fund Administrator	MUFG Investor Services (part of Mitsubishi UFJ Financial Group)	
Fund Ticker	*Founder Class*: XIVYX *Investor Class*: IVYIX	
Fund Prospectus	Download ↓	

OUR PARTNERS

  

For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →

Founded in 1858, Fifth Third Bank is one of the largest bank holding companies in the United States, with $215 billion in assets. Fifth Third Bank serves as the fund's custodian, responsible for holding all of the fund's investments and cash.

MUFG Investor Services, part of the $2.9T Mitsubishi UFJ Financial Group, is one of the world's largest fund administrators, with more than $1T in assets under administration. MUFG serves as the Fund's transfer agent, handling all movement of cash between investors and the Fund.

Cohen & Company is a nationwide accounting and tax firm founded in 1977, and is the 4th largest auditor of SEC-registered funds. Cohen & Company performs an independent annual audit of the Fund to ensure compliance with financial and regulatory requirements.



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[1] Managers of underlying fund holdings as of November 2024. Fund holdings are subject to change.

[2] Each quarter the fund offers to repurchase up to 5% of its outstanding shares. If the number of shares tendered for repurchase exceeds the number the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of shares tendered. In such event, shareholders will have their shares repurchased on a pro rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund.

[3] Ivy Invest is a dba for Buena Capital Advisors, LLC, which is an SEC Registered Investment Adviser.

[4] Includes management and shareholder servicing fees.

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest is a dba for Buena Capital Advisors, LLC.

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For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →

The Fund About Us Learn Log In Get started

Build wealth
like you came from it

11.0%
Endowment-style portfolio
6.7%
Traditional stock/bond portfolio

About this chart

Instantly add private market investments

Upgrade your portfolio to endowment-style in minutes →

For a limited time, get lower-fee Founder Shares when you rollover a 401(k) or IRA to Ivy Invest →

Public + private = endowment-style

Are you getting the most from your retirement accounts?

The untapped benefit for long-term investors

Large institutional investors like university endowments don't just invest in public stocks and bonds. Learn more about how endowment-style investing can generate better returns by including private markets.

Learn more →

Learn how you could earn more with an endowment-style portfolio that includes alternative assets. Most individuals can contribute $7,000 to an IRA or Roth IRA in 2024. And we make it easy to rollover an existing 401(k) or IRA.

How it works →

Are you taking advantage of your illiquidity premium? It's the opportunity to earn more returns for being a patient investor.

The illiquidity premium →



Wendy Li, Co-founder and CIO at Ivy Invest

Get yourself a Chief Investment Officer

Wendy managed multi-billion dollar portfolios for some of New York's largest institutional investors.

Now she's building a portfolio for you.

Meet the team →

Do you have a complete portfolio?

If you're investing only in stocks and bonds, you're missing out on a big part of the American economy. Each share of our fund gives you exposure to both public and private markets.

Learn about the fund →

	Our Fund	Typical Retirement Account
Stocks	✓	✓
Bonds	✓	✓
Private Equity	✓	
Private Credit	✓	
Special Situations	✓	
Real Estate	✓	

SEC registered

Like mutual funds and ETFs, our fund is regulated by the SEC under the Investment Company Act of 1940

Trusted banking partner

The Fund's assets are held at Fifth Third Bank, one of the largest banks in the US with $215B in assets.

Bank–level security

We use SSL/TLS and 256-bit encryption to ensure the security of your data.

ivy

Build wealth like you came from it

support@ivyinvest.co

Home	The Fund	About Us	Learn
	Documents	Wendy Li	FAQ

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest is a dba for Buena Capital Advisors, LLC.

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